Exhibit (a)(1)(L)

To: Eligible Holders

CC: Gabriela Jairala

Subject: Update: Extension of Period to Exchange Eligible Options for New Restricted Stock Units (RSUs)

Hello everyone,

Please be aware that Vincerx’s Compensation Committee has extended the expiration time of the Exchange Offer to 5:00 p.m., U.S. Pacific Time, on September 27, 2024. As of the close of business yesterday (September 9th), approximately 517,850 Eligible Options had been tendered for new RSUs.

As a result of this extension, each of you now has until 5:00 p.m., U.S. Pacific Time, on September 27, 2024 to elect to exchange some or all of your Eligible Options for new RSUs or, if you have already elected to exchange Eligible Options, to change your election or withdraw your election entirely.

1.

If you haven’t yet elected to exchange any of your Eligible Options for RSUs, you can do so by submitting a properly completed and signed Election Form to gabriela.jairala@vincerx.com by email, or in person during normal business hours on business days.

2.

If you have already elected to exchange Eligible Options for RSUs and wish to change your election, you can do so by submitting a new properly completed and signed Election Form to gabriela.jairala@vincerx.com by email, or in person during normal business hours on business days.

3.

If you have already elected to exchange Eligible Options for RSUs and wish to withdraw your election entirely, you can do so by submitting a properly completed and signed Notice of Withdrawal Election Form to gabriela.jairala@vincerx.com by email, or in person during normal business hours on business days.

If you have any additional questions about the Exchange Offer or the extension, please contact Gabriela Jairala or me.

Thank you!